UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

UTSTARCOM HOLDINGS CORP.

(Name of Issuer)

Ordinary Shares, par value US$0.00375 per share

(Title of Class of Securities)

918076100

(CUSIP Number)

Shah Capital Management

8601 Six Forks Road, Suite 630

Raleigh, NC 27615

Telephone: +1 (919) 719-6360

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 918076100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shah Capital Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,550,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,550,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,550,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%[2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

[1]	Includes 7,550,000 Ordinary Shares. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.
[2]	Percentage calculated based on 35,400,000 Ordinary Shares outstanding.

SCHEDULE 13D/A

CUSIP No. 918076100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Himanshu H. Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,550,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,550,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,550,000[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%[4]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[3]	Includes 7,550,000 Ordinary Shares owned by Shah Opportunity. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.
[4]	Percentage calculated based on 35,400,000 Ordinary Shares outstanding.

SCHEDULE 13D/A

CUSIP No. 918076100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hong Liang Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,158,346
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,158,346
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,158,346[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%[6]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[5]	Includes (i) 1,038,680 Ordinary Shares, (ii) 26,925 Ordinary Shares registered in the name of Lu Charitable Remainder Trust, of which Mr. Lu is the trustee, (iii) 16,408 Ordinary Shares registered in the name of the Lu Family Trust, of which Mr. Lu is a trustee and of which Mr. Lu and his spouse are beneficiaries, (iv) 76,333 Ordinary Shares registered in the name of The Lu Family Limited Partnership, of which Mr. Lu is a general partner.
[6]	Percentage calculated based on 35,400,000 Ordinary Shares outstanding.

SCHEDULE 13D/A

CUSIP No. 918076100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lu Charitable Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,925
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,925
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,925[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%[8]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[7]	Includes 26,925 Ordinary Shares. Mr. Lu is the trustee of Lu Charitable Trust.
[8]	Percentage calculated based on 35,400,000 Ordinary Shares outstanding.

SCHEDULE 13D/A

CUSIP No. 918076100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lu Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,408
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,408[9]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%[10]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[9]	Includes 16,408 Ordinary Shares. Mr. Lu is a trustee of Lu Family Trust, of which Mr. Lu and his spouse are beneficiaries.
[10]	Percentage calculated based on 35,400,000 Ordinary Shares outstanding.

SCHEDULE 13D/A

CUSIP No. 918076100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Lu Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,333
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,333
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,333[11]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[12]
14	TYPE OF REPORTING PERSON (See Instructions) PN

[11]	Includes 76,333 Ordinary Shares. Mr. Lu is a general partner of Lu Family Partnership.
[12]	Percentage calculated based on 35,400,000 Ordinary Shares outstanding.

SCHEDULE 13D

CUSIP No. 918076100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tenling Ti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 180,596
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 180,596
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,596[13]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%[14]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[13]	Includes (i) 13,947 Ordinary Shares, (ii) 41,662 Ordinary Shares subject to vesting of 41,662 restricted shares held by Mr. Ti currently or within 60 days of the date hereof, (iii) 124,987 Ordinary Shares subject to vesting of 124,987 performance shares held by Mr. Ti currently or within 60 days of the date hereof.
[14]	Percentage calculated based on 35,400,000 Ordinary Shares outstanding.

This Amendment No. 18 is being filed jointly by Shah Capital Opportunity Fund LP (“Shah Opportunity”), Himanshu H. Shah (“Mr. Shah”), Hong Liang Lu (“Mr. Lu”), Lu Charitable Remainder Trust (“Lu Charitable Trust”), Lu Family Trust (“Lu Family Trust”), The Lu Family Limited Partnership (“Lu Family Partnership”) and Tenling Ti (“Mr. Ti”, together with Shah Opportunity, Mr. Shah, Mr. Lu, Lu Charitable Trust, Lu Family Trust and Lu Family Partnership, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of March 31, 2017, a copy of which is attached hereto as Exhibit 99.1.

Item 1.	Securities and Issuer

This Amendment No. 18 relates to the ordinary shares, par value US$0.00375 per share (the “Ordinary Shares”), of UTStarcom Holdings Corp. (the “Company” or “Issuer”). The Ordinary Shares are listed on the NASDAQ Stock Market LLC under the symbol “UTSI”. The address of the principal executive office of the Company is Level 6, 28 Hennessy Road, Admiralty, Hong Kong.

Item 2.	Identity and Background.

Shah Opportunity is a Delaware limited partnership designated for sophisticated investors, which focuses primarily on global equity securities, both long and short, while using leverage when appropriate on a limited basis. The address of its principal office is 8601 Six Forks Road, Suite 630, Raleigh, NC 27615. The general partner of Shah Opportunity is Shah Capital LLC, a Delaware limited liability company, whose principal office is at 8601 Six Forks Road, Suite 630, Raleigh, NC 27615. Mr. Shah is the managing member of Shah Capital LLC.

Mr. Shah is a citizen of the United States and his principal occupation is the president and chief investment officer of Shah Capital Management Inc. Mr. Shah’s principal business address is 8601 Six Forks Road, Suite 630, Raleigh, NC 27615.

Mr. Lu is a citizen of United States and his principal occupation is a director of the Company. Mr. Lu’s principal business address is 10 Cassia Road, #1B, Yau Yut Chuen, Kowloon Tong, Hong Kong.

Lu Charitable Trust is organized under the laws of the State of California and its principal business is managing investments for the Lu family. Lu Charitable Trust’s principal business address is 1 Lakeside Drive, #1802 Oakland, CA 94612. Mr. Lu is the trustee of Lu Charitable Trust.

Lu Family Trust is organized under the laws of the State of California and its principal business is managing investments for the Lu family. Lu Family Trust’s principal business address is 1 Lakeside Drive, #1802 Oakland, CA 94612. Mr. Lu is a trustee of Lu Family Trust, of which Mr. Lu and his spouse are beneficiaries.

Lu Family Partnership is a Delaware limited partnership and its principal business is managing investments for the Lu family. Lu Family Partnership’s principal business address is 1 Lakeside Drive, #1802 Oakland, CA 94612. Mr. Lu is the general partner of Lu Family Partnership.

Mr. Ti is a citizen of United States and his principal occupation is the chief executive officer of the Company. Mr. Ti’s principal business address is 733 Glencoe Court, Sunnyvale, CA 94087.

None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Shah Opportunity, Mr. Shah, Mr. Lu, Lu Charitable Trust, Lu Family Trust, Lu Family Partnership and Mr. Ti (collectively, the “Consortium Members”) anticipate that at the price per Ordinary Share set forth in the Proposal (as defined and further described in Item 4 below), approximately US$ 60 million will be expended in acquiring all of the outstanding Ordinary Shares of the Company that are not already owned by the Consortium Members. It is anticipated that the funding for the purchase of all of the outstanding Ordinary Shares that are not already owned by the Consortium Members will be provided by equity capital. Equity capital will be provided (i) by the Shah Parties (defined below in Item 5) and Mr. Ti in the form of cash and rollover equity in the Company, and (ii) by Lu Parties (defined below in Item 5) in the form of rollover equity. To the extent necessary, the Consortium Members may borrow bridge loan to cover short-term financing needs in connection with the Proposed Transaction.

Item 4.	Purpose of Transaction.

On Mar. 31, 2017, the Consortium Members submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors. In the Proposal, the Consortium Members proposed to acquire all of the outstanding Ordinary Shares that are not already owned by the Consortium Members for US$ 2.15 in cash per Ordinary Share (the “Proposed Transaction”). The Consortium Members also stated in the Proposal that they are interested only in the Proposed Transaction, and that they do not intend to sell their shares in any other transaction involving the Company. The Consortium Members intended to finance the transactions contemplated under the Proposal through equity capital.

The Consortium Members indicated in the Proposal that they are prepared to negotiate and finalize the terms of the Proposed Transaction in definitive transaction documents, which will provide for covenants and conditions typical and appropriate for transactions of this type. The Proposal also provided that no binding obligation on the part of the Company or the Consortium Members shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed.

If the Proposed Transaction is completed, the Company’s Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 and would be delisted from the NASDAQ Stock Market LLC.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference as if set forth in its entirety herein.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The following table sets forth the beneficial ownership of Ordinary Shares of the Company for each of the Reporting Persons as of March 24, 2017.

Name	Shares Beneficially Owned	Percentage of Total	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Shah Opportunity(1)	7,550,000	21.3%	—	7,550,000	—	7,550,000
Mr. Shah(2)	7,550,000	21.3%	—	7,550,000	—	7,550,000
Mr. Lu(3)	1,158,346	3.3%	1,158,346	—	1,158,346	—
Lu Charitable Trust(4)	26,925	0.1%	26,925	—	26,925	—
Lu Family Trust(5)	16,408	0.0%	16,408	—	16,408	—
Lu Family Partnership(6)	76,333	0.2%	76,333	—	76,333	—
Mr. Ti(7)	180,596	0.5%	180,596	—	180,596	—

(1)	Includes 7,550,000 Ordinary Shares. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.
(2)	Includes 7,550,000 Ordinary Shares owned by Shah Opportunity. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.
(3)	Includes (i) 1,038,680 Ordinary Shares, (ii) 26,925 Ordinary Shares registered in the name of Lu Charitable Trust, of which Mr. Lu is the trustee, (iii) 16,408 Ordinary Shares registered in the name of the Lu Family Trust, of which Mr. Lu is a trustee and of which Mr. Lu and his spouse are beneficiaries, (iv) 76,333 Ordinary Shares registered in the name of The Lu Family Limited Partnership, of which Mr. Lu is a general partner.
(4)	Includes 26,925 Ordinary Shares. Mr. Lu is the trustee of Lu Charitable Trust.
(5)	Includes 16,408 Ordinary Shares. Mr. Lu is the trustee of Lu Family Trust, of which Mr. Lu and his spouse are beneficiaries.
(6)	Includes 76,333 Ordinary Shares. Mr. Lu is a general partner of Lu Family Partnership.
(7)	Includes (i) 13,947 Ordinary Shares, (ii) 41,662 Ordinary Shares subject to vesting of 41,662 restricted shares held by Mr. Ti currently or within 60 days of the date hereof, (iii) 124,987 Ordinary Shares subject to vesting of 124,987 performance shares held by Mr. Ti currently or within 60 days of the date hereof.

Shah Opportunity and Mr. Shah are collectively referred to as the “Shah Parties”. Mr. Lu, Lu Charitable Trust, Lu Family Trust and Lu Family Partnership are collectively referred to as the “Lu Parties”. Due to the nature of the transaction described in Item 4 of this statement, the Shah Parties, the Lu Parties and Mr. Ti may be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other. As a result, the Shah Parties, the Lu Parties and Mr. Ti may all be deemed to beneficially own an aggregate of 8,888,942 Ordinary Shares, or 25.1 % of the total outstanding Ordinary Shares. Each of the Shah Parties hereby expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the Lu Parties, Mr. Ti or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the Lu Parties, Mr. Ti or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Shah Parties, for any or all purposes, beneficially owns any Ordinary Shares beneficially owned by any of the Lu Parties, Mr. Ti or any other person or is a member of a group with any of the Lu Parties, Mr. Ti or any other person. Each of the Lu Parties hereby expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the Shah Parties, Mr. Ti or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the Shah Parties, Mr. Ti or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Lu Parties, for any or all purposes, beneficially owns any Ordinary Shares beneficially owned by any of the Shah Parties, Mr. Ti or any other person or is a member of a group with any of the Shah Parties, Mr. Ti or any other person. Mr. Ti hereby expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by any other Consortium Member or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any other Consortium Member or any other person, and this Schedule 13D shall not be construed as acknowledging that Mr. Ti, for any or all purposes, beneficially owns any Ordinary Shares beneficially owned by any other Consortium Member or any other person or is a member of a group with any other Consortium Member or any other person.

(c)	Except as disclosed in Item 6 below, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On Mar. 31, 2017, the Consortium Members entered into a consortium agreement (the “Consortium Agreement”), pursuant which the Consortium Members will cooperate in good faith in connection with the acquisition of all of the outstanding Ordinary Shares that are not already owned by the Consortium Members for US$ 2.15 in cash per Ordinary Share.

The descriptions of the principal terms of the Consortium Agreement and the Proposal under Item 4, which have been filed as Exhibit 99.2 and 99.3, are incorporated herein by reference as if set forth in their entirety herein.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement dated March 31, 2017 by and among the Reporting Persons.

99.2	Consortium Agreement dated March 31, 2017 by and among Shah Opportunity, Mr. Shah, Mr. Lu., Lu Charitable Trust, Lu Family Trust, Lu Family Partnership and Mr. Ti.

99.3	Proposal to the Company dated March 31, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:

March 31, 2017

Shah Capital Opportunity Fund LP
By:	Shah Capital LLC, the General Partner

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Managing Member

Himanshu H. Shah

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah

Hong Liang Lu

By:	/s/ Hong Liang Lu
	Name:	Hong Liang Lu

Lu Charitable Remainder Trust

By:	/s/ Hong Liang Lu
	Name:	Hong Liang Lu
	Title:	Trustee

Lu Family Trust

By:	/s/ Hong Liang Lu
	Name:	Hong Liang Lu
	Title:	Trustee

The Lu Family Limited Partnership
By:	Hong Liang Lu, the General Partner

By:	/s/ Hong Liang Lu
	Name:	Hong Liang Lu

Tenling Ti

By:	/s/ Tenling Ti
	Name:	Tenling Ti

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement dated March 31, 2017 by and among the Reporting Persons.

99.2	Consortium Agreement dated March 31, 2017 by and among Shah Opportunity, Mr. Shah, Mr. Lu., Lu Charitable Trust, Lu Family Trust, Lu Family Partnership and Mr. Ti.

99.3	Proposal to the Company dated March 31, 2017.